Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA • ASIA PACIFIC • EUROPE

August 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Knapp; Robert Telewicz
Jennifer Gowetski; Pam Long

Re:	Games & Esports Experience Acquisition Corp.
Draft Registration Statement on Form S-1 Filed May 17, 2021
File No. 377-04886

Ladies and Gentlemen:

On behalf of Games & Esports Experience Acquisition Corp., a Cayman Islands exempted company (the “Company”), set forth below are the responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated June 11, 2021 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1, which was confidentially submitted to the SEC by the Company on May 17, 2021 (File No. 377-04886) (the “Draft Registration Statement”).

For the convenience of the Staff’s review, set forth below are the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Company is filing Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes revisions to the Draft Registration Statement in response to the Staff’s comments thereto.

Draft Registration Statement on Form S-1

The Offering, page 17

1.	Please reconcile your disclosure here and elsewhere that the warrants will become exercisable 30 days after the completion of your initial business combination with your disclosure on page 151 that the warrants may not be exercised until the later of 30 days after the completion of your initial business combination and one year from the closing of this offering.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities & Exchange Commission

August 10, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 151 of Amendment No. 1.

Capitalization, page 89

2.	Please reconcile the differences between the “as adjusted” amounts presented here for Class A shares subject to redemption and total shareholders’ equity, and the comparable amounts presented on page 88. In this regard, we note $136,420,200 of Class A ordinary shares subject to redemption and $1,740,106 of total shareholders’ equity are presented here and on page 40, as compared to $133,064,972 of proceeds available for redemption and $5,000,001 of total net tangible book value after IPO presented on page 88. Please also explain why that on page 89 no amount is presented in the “as adjusted” column for Class A ordinary shares not subject to redemption.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 88 and 89 of Amendment No. 1.

We respectfully advise the Staff that the capitalization table set forth on page 89 reflects the accounting treatment that would be applicable upon the completion of the offering. Specifically, all the Class A ordinary shares are shown as temporary equity in accordance with the guidance provided in ASC 480-10-S99-3A since each share includes redemption rights, as holders of Class A ordinary shares have the right to redeem each and all of their shares immediately before the consummation of our initial business combination. Please see footnote 3 to the capitalization table on page 89. The Dilution table represents the net minimum tangible asset requirement of $5,000,001 as required by the articles and memorandum of association of the Company. The difference between the two amounts is attributable to (i) the allocation methodology for attributing costs to the issuance of public and private placement warrants, and (ii) the application of U.S. GAAP for determining the appropriate amount of temporary and shareholders' equity. Therefore, we do not believe that a reconciliation between the “as adjusted” amounts and the amounts presented on page 88 is appropriate.

General

3.	Please revise to more specifically describe the role of your advisors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 99 of Amendment No. 1.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (312) 853-2071 or mheinz@sidley.com.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Ari Segal, Games & Esports Experience Acquisition Corp.